                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)


                          NATIONAL PROPERTY INVESTORS 5
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
                      (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                          ---------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $1,328,309       Amount of Filing Fee: $265.66
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 19,825.51 units of limited partnership interest of the subject partnership for $67 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $280.03          Filing Parties:   AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D-1   Date Filed:       July 23, 1999


                         (Continued on following pages)



                               Page 1 of 4 Pages

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 10 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 2 to the
Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of National Property Investors 5 (the "Partnership"); and (b) Amendment No. 10 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 28, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996, by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("IPC") and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on February 28, 1996, by Insignia, IFGP, NPI, Riverside, Commercial, IPC and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on January 16, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT') and Andrew L. Farkas,
(iv) Amendment No. 4, filed with the Commission on October 26, 1998, by IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5, filed with the Commission on June 10, 1999, by AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on June 10, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on July 22, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on July 23, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (ix) Amendment No. 9, filed with the Commission on August 19, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Offer to Purchase, dated July 22, 1999 (Previously filed).

                  (a)(2)   Letter of Transmittal and related Instructions.

                  (a)(3)   Letter,  dated July 22,  1999,  from AIMCO OP to the  Limited  Partners of the Partnership (Previously filed).

                  (a)(4)   Supplement to Offer to Purchase, dated August 19, 1999 (Previously filed).

                  (a)(5)   Supplement to Offer to Purchase, dated September 9, 1999.

                  (b)      Credit Agreement (Secured  Revolving Credit Facility),  dated as of August
                           16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A.,
                           and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on
                           Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

                  (z)(1)   Agreement of Joint Filing, dated July 22, 1999, among AIMCO, AIMCO-GP, AIMCO
                           OP, AIMCO/IPT and IPLP (Previously filed).


                               Page 2 of 4 Pages

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1999


                                   AIMCO/IPT, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   INSIGNIA PROPERTIES, L.P.

                                   By:  AIMCO/IPT, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President




                               Page 3 of 4 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
                  (a)(1)   Offer to Purchase, dated July 22, 1999 (Previously filed).

                  (a)(2)   Letter of Transmittal and related Instructions.

                  (a)(3)   Letter,  dated July 22,  1999,  from AIMCO OP to the  Limited  Partners of the Partnership (Previously filed).

                  (a)(4)   Supplement to Offer to Purchase, dated August 19, 1999 (Previously filed).

                  (a)(5)   Supplement to Offer to Purchase, dated September 9, 1999.

                  (b)      Credit Agreement (Secured  Revolving Credit Facility),  dated as of August
                           16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A.,
                           and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on
                           Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

                  (z)(1)   Agreement of Joint Filing, dated July 22, 1999, among AIMCO, AIMCO-GP, AIMCO
                           OP, AIMCO/IPT and IPLP (Previously filed).


                               Page 4 of 4 Pages